                                                              PAGE 1 OF 14 PAGES
                                  SCHEDULE 13D
CUSIP NO. 983759 10 1
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                        XM Satellite Radio Holdings Inc.
                        --------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   983759 10 1
                      ------------------------------------
                                 (CUSIP Number)

                         Clear Channel Investments, Inc.
                               200 East Basse Road
                            San Antonio, Texas 78209
                                 (210) 822-2828
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2003
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages

CUSIP NO. 983759 10 1                                         PAGE 2 OF 14 PAGES

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Clear Channel Investments, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Nevada
--------------------------------------------------------------------------------
                                    7  SOLE VOTING POWER:  8,329,877 shares
              NUMBER OF
                SHARES             ---------------------------------------------
             BENEFICIALLY           8  SHARED VOTING POWER:  0 shares
               OWNED BY
                 EACH              ---------------------------------------------
               REPORTING            9  SOLE DISPOSITIVE POWER:  8,329,877 shares
                PERSON
                 WITH              ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER:  0 shares

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,329,877 shares
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     6.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983759 10 1                                         PAGE 3 OF 14 PAGES

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Clear Channel Communications, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER:  0 shares
                    NUMBER OF
                     SHARES             ----------------------------------------
                  BENEFICIALLY           8  SHARED VOTING POWER:  0 shares
                    OWNED BY
                      EACH              ----------------------------------------
                    REPORTING            9  SOLE DISPOSITIVE POWER:  0 shares
                     PERSON
                      WITH              ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER:  0 shares
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 shares
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 983759 10 1                                         PAGE 4 OF 14 PAGES

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to Schedule 13D filed by Clear Channel Investments, Inc., a Nevada corporation ("CCI"), and Clear Channel Communications, Inc., a Texas Corporation ("Clear Channel" and, collectively with CCI, the "Reporting Person"), relates to the Class A common stock (the "Class A Common Stock"), par value $0.01 per share, of XM Satellite Radio Holdings Inc. (the "Issuer").

         The Schedule 13D is amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND

         The business address of the Reporting Person is 200 East Basse Road, San Antonio, Texas 78209.

         CCI is a wholly-owned subsidiary of Clear Channel Communications, Inc. ("Clear Channel"), and is primarily engaged in the business of making strategic investments. Clear Channel is primarily engaged in the media business. CCI and Clear Channel are both located at 200 East Basse Road, San Antonio, Texas 78209.
Schedule I to this Amendment No. 1 lists each executive officer and director of CCI and Clear Channel.

         Neither CCI, Clear Channel nor, to the best of the Reporting Person's knowledge, any of the executive officers or directors of CCI or Clear Channel, has during the last five years been convicted in a proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         CCI is a corporation formed under the laws of the state of Nevada, and Clear Channel is a corporation formed under the laws of the state of Texas. To the best knowledge of the Reporting Person, all of CCI's and Clear Channel's executive officers and directors are United States citizens, with the exception of Roger Parry who is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change.

ITEM 4.  PURPOSE OF TRANSACTION

         On or about January 28, 2003, CCI entered into a Second Amended and Restated Shareholders and Noteholders Agreement, a Second Amended and Restated Registration Rights Agreement, an Amended and Restated Director Designation Agreement, a Clear Channel Director Designation Agreement and a Voting Agreement, all as more fully described in Item 6, in connection with several concurrent debt and equity financing transactions involving the Issuer and both new and old debt and equity investors of the Issuer.

         On June 5, 2003, CCI and Bear, Stearns International Limited ("Bear Stearns") entered into a variable forward sale agreement (the "Letter Agreement") pursuant to which Bear Stearns agreed to pay CCI an amount equal to 84.02% of the product of (1) the number of shares of Class A Common Stock sold by Bear Stearns, up to a maximum of 8,329,877 shares, during a period of up to 90 days (the "Execution Period") and (2) the greater of (a) $11.8628 and (b) (i) the weighted average of the net economic sale price of the shares of Class A Common Stock sold by Bear Stearns during the Execution Period, less (ii) (A)
0.50 multiplied by the excess of such net economic sale price over $12.62 minus
(B) 0.25 multiplied by the excess of such net economic sale price over $13.62. In return, CCI agreed to deliver to Bear Stearns on approximately the 14th calendar day preceding the 54

CUSIP NO. 983759 10 1                                         PAGE 5 OF 14 PAGES

month anniversary of the last of the sales by Bear Stearns, the 60 month anniversary of the last of the sales by Bear Stearns, and the 14th calendar day following the 66 month anniversary of the last of the sales by Bear Stearns a number of shares of Class A Common Stock dependent on the highest ask price for the Issuer's Class A Common Stock at each such time, but no more than 8,329,877 shares in the aggregate; provided, however, that CCI has the right to elect to settle the transactions in cash in lieu of delivering such shares.

         The references in this Item 4 to the Second Amended and Restated Shareholders and Noteholders Agreement, the Second Amended and Restated Registration Rights Agreement, the Amended and Restated Director Designation Agreement, the Clear Channel Director Designation Agreement and the Voting Agreement, and the description contained in this Item 4 of the transactions contemplated by the Letter Agreement, are qualified in their entirety by reference to the full text of the foregoing documents, which is incorporated herein by reference.

         CCI holds its interest in the Issuer for investment purposes. CCI intends to continuously review its position in the Issuer and, depending on future evaluations of the business prospects of the Issuer and on other developments, including but not limited to general economic and business conditions and stock market conditions, CCI may retain or from time to time increase its holdings or dispose of all or a portion of its holdings in the Issuer, subject to any restrictions on its ability to do so.

         Other as than described above, the Reporting Person currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

            By virtue of the Amended and Restated Director Designation Agreement described in the response to Item 6, which currently contains certain voting agreements formerly contained in the Amended and Restated Shareholders Agreement (as currently amended, the Second Amended and Restated Shareholders and Noteholders Agreement described in the response to Item 6), and the fact that CCI is a wholly-owned subsidiary of Clear Channel, CCI may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of the following entities: (1) Clear Channel; (2) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (3) AEA XM Investors I LLC, AEA XM Investors II LLC, AEA XM Investors IA LLC and AEA XM Investors IIA LLC (collectively, "AEA");
(4) American Honda Motor Co., Inc. ("Honda"); and (5) Hughes Electronic Corporation ("Hughes"). CCI and Clear Channel expressly disclaim beneficial ownership of the shares of Class A Common Stock held by Madison Dearborn, AEA, Honda or Hughes, and the filing of this amendment to Schedule 13D by the Reporting Person shall not be construed as an admission by CCI or Clear Channel that either is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock held by Madison Dearborn, AEA, Honda or Hughes.

         Based solely upon the Issuer's Form 8-K filed with the SEC on June 3, 2003 (the "Form 8-K"), the Reporting Person believes that it along with Madison Dearborn, AEA, Honda and Hughes beneficially owned the number of shares of Class A Common Stock set forth in the table below, on an as-converted basis, constituting in each case that percentage of the Class A Common Stock outstanding on May 6, 2003, as set forth in the table below. The Issuer's Series A convertible preferred stock, par value $0.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis. As of March 31, 2003 the Series C convertible redeemable preferred stock, par value $.01 per share (the "Series C Preferred Stock"), was convertible into Class A Common Stock at a conversion price of $9.11 per share. The 10% senior secured discounted convertible notes due 2009 (the "Notes") are convertible into Class A Common Stock at a conversion price of $3.18 per share.

CUSIP NO. 983759 10 1                                         PAGE 6 OF 14 PAGES

Name of Beneficial Owner                  Number of Shares                    Percentage
------------------------                  ----------------                    ----------
CCI                                           8,329,877                            6.9%
AEA                                          10,671,345                            8.2%
MADISON DEARBORN                              9,495,159                            7.5%
HONDA                                        22,964,767                           16.0%
HUGHES                                       18,618,590                           14.1%

         On October 8, 1999, CCI acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to CCI by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, CCI acquired 240,000 shares of the Issuer's Class A Common Stock in the Issuer's initial public offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock. CCI has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Class A Common Stock it beneficially owns.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that on August 8, 2000, AEA XM Investors I LLC ("AEA XM I") acquired 6,689 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and on August 8, 2000 AEA XM Investors II LLC ("AEA XM II") acquired 53,131 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share. Based solely on AEA's Schedule 13D filed with the SEC, as amended, the Reporting Person believes that: (1) AEA XM I holds of record and therefore directly beneficially owns and has the sole direct power to vote 6,689 shares of Series C Preferred Stock (the "AEA XM I Reported Shares"); (2) AEA Investors Inc. ("AEA Investors") and AEA XM Investors Inc. ("AEA XM Investors") have the indirect power to vote the AEA XM I Reported Shares; (3) AEA XM I has the sole direct power to dispose of the AEA XM I Reported Shares; (4) AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM I Reported Shares; (5) AEA XM II holds of record and therefore directly beneficially owns and has the sole direct power to vote 53,131 shares of Series C Preferred Stock (the "AEA XM II Reported Shares"); (6) AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM II Reported Shares; (7) AEA XM II has the sole direct power to dispose of the AEA XM II Reported Shares; and (8) AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM II Reported Shares.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that on January 28, 2003 AEA XM Investors IA LLC ("AEA XM IA") acquired $838,645.50 in initial value of Notes, and on January 28, 2003 AEA XM Investors IIA LLC ("AEA XM IIA") acquired $6,861,354.50 in initial value of Notes. Based solely on AEA's Schedule 13D filed with the SEC, as amended, the Reporting Person believes that: (1) AEA XM IA holds of record $838,645.50 in initial value of Notes and therefore directly beneficially owns and has the sole direct power to vote shares of Class A Common Stock issuable upon conversion thereof (the "AEA XM IA Reported Shares"); (2) AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM IA Reported Shares; (3) AEA XM IA has the sole direct power to dispose of the AEA XM IA Reported Shares; (4) AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM IA Reported Shares; (5) AEA XM IIA holds of record $6,861,354.50 in initial value of Notes and therefore directly beneficially owns and has the sole direct power to vote shares of Class A Common Stock issuable upon conversion thereof (the "AEA XM IIA Reported Shares"); (6) AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM IIA Reported Shares; (7) AEA XM IIA has the sole direct power to dispose of the AEA XM IIA Reported Shares; and (8) AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM IIA Reported Shares. Based solely upon the information set forth in the Form 8-K, the Reporting Person believes that AEA (including AEA

CUSIP NO. 983759 10 1                                         PAGE 7 OF 14 PAGES

Investors and AEA XM Investors) beneficially owned as of May 6, 2003, 10,671,345 shares of Class A Common Stock.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Common Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share;
(2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Issuer's Class A Common Stock in the Issuer's initial public offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock; and (3) on August 8, 2000, M-D Capital Partners acquired 48,914 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Common Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share; and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Common Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share. Based solely upon the information contained in the Form 8-K, the Reporting Person believes that Madison Dearborn beneficially owns as of May 6, 2003, 9,495,159 shares of the Class A Common Stock. Based solely on information contained in Madison Dearborn's Schedule 13D filed with the SEC, as amended, the Reporting Person believes that dispositive and voting powers of the securities owned by Madison Dearborn III, L.P., which is the sole general partner of M-D Capital, M-D Special Equity and Special Advisors, are shared by Madison Dearborn Partners, LLC ("MDP") and an advisory committee of limited partners of MDP.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that on August 8, 2000, Honda acquired 50,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share. Based solely on information provided by the Issuer, the Reporting Person believes that on January 28, 2003 Honda acquired $50,000,000 in initial value of Notes. Based solely upon the information contained in the Form 8-K, the Reporting Person believes that Honda beneficially owns as of May 6, 2003, 22,964,767 shares of the Class A Common Stock. Based solely on information contained in Honda's Schedule 13D filed with the SEC, as amended, the Reporting Person believes that Honda has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Class A Common Stock it beneficially owns.

            Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on October 8, 1999, each of General Motors Corporation ("GM") and DIRECTV Enterprises, LLC ("DIRECTV") acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A Convertible Preferred Stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of GM and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share; (2) on October 8, 1999, each of GM and DIRECTV acquired 160,000 shares of the Issuer's Class A Common Stock in the Issuer's initial public offering at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock;

CUSIP NO. 983759 10 1                                         PAGE 8 OF 14 PAGES

and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Series C Preferred Stock at a purchase price of $1,000 per share. Based solely on information provided by the Issuer, the Reporting Person believes that on January 28, 2003, Hughes acquired $10,000,000 in initial value of Notes. Based solely upon the information set forth in the Form 8-K, the Reporting Person believes that Hughes beneficially owns as of May 6, 2003 18,618,590 shares of Class A Common Stock. Based solely on available data, the Reporting Person believes that Hughes has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares of Class A Common Stock it beneficially owns.

         Except for the transaction reported in this Statement pursuant to the terms of the Letter Agreement, CCI and Clear Channel have not engaged in any other transactions in the Issuer's Class A Common Stock within the past 60 days.

         The Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock of the Issuer beneficially owned by CCI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Letter Agreement

         See Item 4 with respect to the Letter Agreement.

Second Amended and Restated Shareholders and Noteholders Agreement

            CCI entered into a Second Amended and Restated Shareholders and Noteholders Agreement dated January 28, 2003 among the Issuer and certain shareholders and noteholders. The agreement provides for observation rights for CCI (as well as for certain other investors) at meetings of the Issuer's Board of Directors. These observation rights, as well as operational and involvement rights as set forth in the Operational Assistance Agreement dated as of June 7, 1999, between Clear Channel and XM Satellite Radio Inc., is conditioned on CCI retaining in excess of 5% of the Issuer's outstanding common stock on an as-converted basis or the full amount of its original investment in the Issuer. The agreement also provides for approval rights for certain holders of the Notes and of holders of the GM senior secured convertible notes due 2009 (the "GM Notes") for certain fundamental actions of the Issuer, including, among other things, charter amendments, stock issuances, debt incurrences, asset sales, dissolution and affiliate transactions. The agreement grants a right of first offer for all parties if the Issuer engages in a private sale of its capital stock in an amount of $25 million or more. The agreement provides antidilution protection for the holders of the Series C Preferred Stock and the holders of the Notes and the GM Notes.

Second Amended and Restated Registration Rights Agreement

            CCI entered into a Second Amended and Restated Registration Rights Agreement dated January 28, 2003 among the Issuer and certain shareholders and noteholders. The agreement provides for the following demand registrations for shares of Class A Common Stock, in each case provided that the request is made for at least $10 million of registerable shares (with the exception of the demand registrations described in clause (v) below): (i) one demand registration, exercisable by each of CCI and certain other shareholders of the Issuer; (ii) two demand registrations, exercisable by certain holders of the Series C Preferred Stock holding 20% of the Series C Preferred Stock constituting registerable shares; (iii) two demand registrations, exercisable by certain holders of the Notes (and certain other specified parties) holding 25% of the Class A Common Stock held by or issuable to such parties; (iv) two demand registrations, exercisable by GM; (v) one demand

CUSIP NO. 983759 10 1                                         PAGE 9 OF 14 PAGES

registration, exercisable by each of Hughes and Rare Medium Group, Inc.; and
(vi) one demand registration within 90 days of a change of control, exercisable by certain holders of the Series C Preferred Stock holding 20% of the Series C Preferred Stock constituting registerable shares.

            Parties to the agreement holding $10 million worth of shares of Class A Common Stock on an as-converted basis may also request up to five shelf registrations, only two of which may be underwritten without the Issuer's consent. The agreement further provided for the Issuer to file a single shelf registration for, among other things, shares of Class A Common Stock issuable upon conversion of the Notes, and a single shelf registration statement for certain shares of Class A Common Stock issuable to GM. The Issuer filed the former shelf registration, which also registered shares held by other shareholders, including those held by CCI, on February 4, 2003. Finally, the agreement provides unlimited piggyback registration rights for all parties except in certain cases, such as high yield debt offerings.

Director Designation Agreements

         CCI and certain other investors entered into an Amended and Restated Director Designation Agreement dated February 1, 2003 with the Issuer, pursuant to which the number of directors of the Issuer was set at a minimum of seven and CCI, as well as certain other investors, were each granted a nominee to the Issuer's Board of Directors for such time as, in the case of CCI, it retained in excess of 5% of the Issuer's outstanding common stock on an as-converted basis or the full amount of its original investment in the Issuer. Each party to the agreement agreed to vote its shares in favor of the other parties' nominees. The agreement terminates as to certain parties, beginning with CCI, if the combined voting power of the parties exceeds 50%. CCI, Madison Dearborn and AEA, if necessary, are dropped from the agreement in that order until the voting power of the remaining parties falls to 50% or less. Pursuant to this agreement, Randall T. Mays, Executive Vice President/Chief Financial Officer of CCI and Clear Channel, is a member of the Issuer's Board of Directors. In addition, the Issuer and CCI are parties to a Clear Channel Director Designation Agreement dated as of January 28, 2003, which provides that, so long as CCI retains in excess of 5% of the Issuer's outstanding common stock on an as-converted basis or the full amount of its original investment in the Issuer, if CCI ceases to be a party to the Director Designation Agreement, the Issuer will take all measures necessary to ensure that CCI's Board designee remains on the Issuer's Board of Directors.


Voting Agreement

            CCI and certain parties named therein have entered into a Voting Agreement in connection with the transactions contemplated by the Note Purchase Agreement, as amended, dated December 21, 2002 by and among the Issuer, XM Satellite Radio, Inc. and certain investors named therein. Neither CCI nor Clear Channel is a party to the Note Purchase Agreement. Each of the parties to the Voting Agreement agreed to vote all shares of Class A Common Stock of the Issuer it holds on the record date in favor of an amendment to the Issuer's charter to increase the number of authorized shares of Class A Common Stock to 600,000,000 (the "Charter Amendment"). In connection therewith, certain parties thereto gave irrevocable proxies to Black Bear Fund II, L.L.C. to vote such person's shares of capital stock in accordance with the foregoing. The Charter Amendment was approved at a special meeting of the Issuer's shareholders on March 27, 2003 and the Voting Agreement terminated at such time.

CUSIP NO. 983759 10 1                                        PAGE 10 OF 14 PAGES

         The summary descriptions contained in this Item 6 of the foregoing documents are qualified in their entirety by reference to the full text of such documents which are incorporated by reference herein

         Other than as described herein or the Schedule 13D, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99(a) Letter Agreement, dated as of June 5, 2003, between Clear Channel Investments, Inc. and Bear, Stearns International Limited.

         99(b) Second Amended and Restated Shareholders and Noteholders Agreement, dated as of January 28, 2003, by and among XM Satellite Radio Holdings Inc. and certain shareholders and noteholders named therein (incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on January 29, 2003).

         99(c) Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among XM Satellite Radio Holdings Inc. and certain shareholders and noteholders named therein (incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on January 29, 2003).

         99(d) Amended and Restated Director Designation Agreement, dated as of February 1, 2003, by and among XM Satellite Radio Holdings Inc. and the shareholders and noteholders named therein (incorporated by reference to the exhibits to the Issuer's Annual Report on Form 10-Q for Quarter ended March 31, 2003 filed with the SEC on May 15, 2003).

         99(e) Clear Channel Director Designation Agreement, dated as of January 28, 2003, among XM Satellite Radio Holdings Inc. and Clear Channel Investments, Inc. (incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on January 29, 2003).

         99(f) Voting Agreement, dated as of December 21, 2002, among the shareholders and noteholders named therein (incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on January 29, 2003).

CUSIP NO. 983759 10 1                                        PAGE 11 OF 14 PAGES


                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  June 12, 2003




                                      CLEAR CHANNEL INVESTMENTS, INC.


                                      By:  /s/   Randall T. Mays
                                          --------------------------------------
                                          Name:  Randall T. Mays
                                          Title:  Executive Vice President/
                                          Chief Financial Officer




                                      CLEAR CHANNEL COMMUNICATIONS, INC.


                                      By:  /s/   Randall T. Mays
                                          --------------------------------------
                                          Name:  Randall T. Mays
                                          Title:  Executive Vice President/
                                          Chief Financial Officer

CUSIP NO. 983759 10 1                                        PAGE 12 OF 14 PAGES


                                   SCHEDULE I

         Name, business address and present principal occupation or employment of the directors and executive officers of Clear Channel:

         Directors

                  L. Lowry Mays
                  Chairman of the Board and Chief Executive Officer 200 East Basse Road
                  San Antonio, Texas 78209

                  Thomas O. Hicks
                  Vice Chairman
                  Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated
                  200 Crescent Court, Suite 1600
                  Dallas, Texas 75201

                  Alan D. Feld
                  Attorney in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  1700 Pacific Avenue, 41st Floor
                  Dallas, Texas 75021

                  Perry J. Lewis
                  Heartland Industrial Partners
                  55 Railroad Avenue
                  Greenwich, Connecticut 06830

                  Mark P. Mays
                  President/Chief Operating Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Randall T. Mays
                  Executive Vice President/Chief Financial Officer 200 East Basse Road
                  San Antonio, Texas 78209

                  B. J. McCombs
                  Private Investor
                  755 E. Mulberry Ave., Suite 600
                  San Antonio, Texas 78212

                  Phyllis B. Riggins
                  Retired Managing Director and Group Head --
                  Media/Telecommunication of Banc of America Securities (and its predecessors) global corporate and investment banking Bluffview Capital, L.P.
                  100 Crescent Court, Suite 500
                  Dallas, Texas 75201

CUSIP NO. 983759 10 1                                        PAGE 13 OF 14 PAGES

                  Theodore H. Strauss
                  Managing Director of Bear, Stearns & Co., Inc.
                  300 Crescent Court, Suite 200
                  Dallas, Texas 75201

                  J.C. Watts
                  Chairman of JC Watts Companies
                  1000 Wilson Blvd., Suite 950
                  Arlington, Virginia 22209

                  John H. Williams
                  Retired Senior Vice President of Everen Securities, Inc. P.O. Box 9514
                  Ft. Worth, Texas 76147-0514

         Executive Officers who are not Directors

                  Brian Becker
                  Chairman/Chief Executive Officer - Clear Channel Entertainment 2000 West Loop South, Suite 1300
                  Houston, Texas 77027

                  Herbert W. Hill, Jr.
                  Senior Vice President/Chief Accounting Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Juliana F. Hill
                  Senior Vice President/Finance
                  200 East Basse Road
                  San Antonio, Texas 78209

                  John Hogan
                  Chief Executive Officer - Clear Channel Radio
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Paul Meyer
                  President/Chief Executive Officer - Clear Channel Outdoor 2850 East Camelback Road, Suite 300
                  Phoenix, Arizona 85016

                  William Moll
                  President - Clear Channel Television
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Roger Parry
                  Chief Executive Officer - Clear Channel International 33 Golden Square
                  London WIR 3PA

CUSIP NO. 983759 10 1                                        PAGE 14 OF 14 PAGES

                  Kenneth E. Wyker
                  Senior Vice President, General Counsel and Secretary 200 East Basse Road
                  San Antonio, Texas 78209

         Name, business address and present principal occupation or employment of the directors and executive officers of CCI:

         Directors

                  L. Lowry Mays
                  Chairman of the Board and Chief Executive Officer 200 East Basse Road
                  San Antonio, Texas 78209

                  Mark P. Mays
                  President/Chief Operating Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Randall T. Mays
                  Executive Vice President/Chief Financial Officer 200 East Basse Road
                  San Antonio, Texas 78209

         Executive Officers who are not Directors

                  Herbert W. Hill, Jr.
                  Senior Vice President/Chief Accounting Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Juliana F. Hill
                  Senior Vice President/Finance
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Kenneth E. Wyker
                  Senior Vice President, General Counsel and Secretary 200 East Basse Road
                  San Antonio, Texas 78209

                                  Exhibit Index

       Exhibit
        Number                        Description
       -------                        -----------
         99(a)    Letter Agreement, dated as of June 5, 2003, between Clear
                  Channel Investments, Inc. and Bear, Stearns International
                  Limited.

         99(b)    Second Amended and Restated Shareholders and Noteholders
                  Agreement, dated as of January 28, 2003, by and among XM
                  Satellite Radio Holdings Inc. and certain shareholders and noteholders named therein (incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on January 29, 2003).

         99(c) Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among XM Satellite Radio
                  Holdings Inc. and certain shareholders and noteholders named therein (incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on
                  January 29, 2003).

         99(d) Amended and Restated Director Designation Agreement, dated as of February 1, 2003, by and among XM Satellite Radio Holdings
                  Inc. and the shareholders and noteholders named therein
                  (incorporated by reference to the exhibits to the Issuer's
                  Annual Report on Form 10-Q for Quarter ended March 31, 2003 filed with the SEC on May 15, 2003).

         99(e)    Clear Channel Director Designation Agreement, dated as of
                  January 28, 2003, among XM Satellite Radio Holdings Inc. and
                  Clear Channel Investments, Inc. (incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on January 29, 2003).

         99(f) Voting Agreement, dated as of December 21, 2002, among the shareholders and noteholders named therein (incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on January 29, 2003).
